Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Return Home, Inc.
4146 B Pl NW
Auburn, WA 98001
https://www.returnhome.com/

Up to $1,069,998.30 in Common Stock at $1.71
Minimum Target Amount: $9,998.37

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Return Home, Inc.
Address: 4146 B Pl NW, Auburn, WA 98001
State of Incorporation: WA
Date Incorporated: February 12, 2020

Terms:

Equity

Offering Minimum: $9,998.37 | 5,847 shares of Common Stock
Offering Maximum: $1,069,998.30 | 625,730 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.71
Minimum Investment Amount (per investor): $247.95

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Blossom ($500 investment)

- 'I'd Rather be Compost' t-shirt

Daisy ($1,000 investment)

- 'I'd rather be Compost' t-shirt
- $200 discount on purchase of Terramation™ service, transferrable to the family of your choice

Orchid ($5,000 investment)

- 'I'd rather be Compost' t-shirt
- $1,000 discount on purchase of Terramation™ service, transferrable to the family of your choice

Magnolia ($10,000 investment)

- 'I'd rather be Compost' t-shirt
- $2,000 discount on purchase of Terramation™ service, transferrable to the family of your choice

Evergreen ($25,000 investment)

- 'I'd rather be Compost' t-shirt
- $2,000 discount on purchase of Terramation™ service, transferrable to the family of your choice
- 10% bonus shares

Sequioia ($50,000 investment)

- 'I'd rather be Compost' t-shirt
- 10% bonus shares
- Trip for 2 to Seattle to receive a personal guided tour of the Return Home facility from CEO Micah Truman
- Free Terramation™ service, transferrable to the family of your choice

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Return Home, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.71 / share, you will receive 10 additional shares of Common Stock, meaning you'll

own 110 shares for $171. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>Insider Investment Notice</u>

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Return Home is a Seattle-based green funeral home that serves all 50 states. The gentle process that Return Home has developed for natural organic reduction is called Terramation™ and we make earth-friendly end-of-life terramation services available across the nation.

The Terramation™ process ensures you continue making a difference by returning life-giving soil back to the earth. We strive to offer a natural, respectful process with transparent pricing.

Natural Organic Reduction or Terramation™ is a process that happens in the natural world all the time. Terramation just makes it happen faster in a controlled, gentle and respectful manner. Here's how it works:

1. The body is placed in a sealed, environmentally controlled vessel along with organic materials composed of alfalfa, straw, and sawdust.

2. Oxygen flows through the vessel which stimulates microbes in the body to become super-active. These microbes quickly transform the body into organic matter. This process is closely monitored and controlled.

3. After 30 days, the soil is removed from the vessel to breathe, and in 60 days, this fertile soil is ready to return to the earth.

4. The soil is then delivered to the family. Any soil that the family does not wish to use will nurture land in need of revitalization.

This process allows us to return the nutrients in our bodies back to the earth, giving

each of us the opportunity to perpetuate the cycle of life.

Because Terramation™ produces approximately 1 cubic yard of soil, enough to fill the bed of a pick-up truck, it is up to each family to decide how much to take home. Whatever soil remains will be donated to environmental restoration projects.

The Terramation™ process was originally developed by M&L Compost Services, LLC, and was formed in the State of Washington on June 11, 2019. On February 12, 2020, M&L Compost Services, LLC was incorporated as a C Corporation, Adamah, Inc., and acquired all assets of M&L Compost LLC including the rights to the Terramation™ intellectual property, process and technology. On November 10, 2020, Adamah, Inc. changed its name to Return Home, Inc.

Competitors and Industry

The U.S funeral market is currently estimated to be worth around $20 billion annually, with 2.4 million funerals taking place each year. Due to the increase in the U.S. senior population in coming years, this death rate is set to rise.

There are currently two other Terramation™ companies in Washington State that provide different versions of natural organic reduction. One of these companies, Recompose, has a 10 vessel facility located in a crematorium in Kent, WA. No visitors are permitted. The second company, Herland Forest, is primarily a green cemetery but also has 5 hand-built wooden natural organic reduction vessels that they operate outside.

Current Stage and Roadmap

In April 2021, Return Home completed construction of our Terramation™ facility in Auburn. This is currently the largest operating natural organic facility of its kind. Our 11,500 sqft facility has capacity to accept 74 decedents per month, or 888 decedents per year.

The Return Home facility commenced operations in June of 2021 and has already begun delivering soil back to familes.

Return Home intends to increase marketing substantially in 2022 to ensure the world learns about our Terramation™ service, and why it is so needed in this day and age.

Return Home intends to provide Terramation™ services to families as more states pass laws permitting natural organic reduction.

The Team

Officers and Directors

Name: Micah Truman

Micah Truman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company. A CEO is elected by the board and its shareholders. Micah is currently earning an annual salary of $144k (accrued, not yet paid) and holds 34.29% equity in the company.

Other business experience in the past three years:

- **Employer:** AsiaWise LLC
  Title: Partner
  Dates of Service: June 01, 2011 - February 01, 2020
  Responsibilities: Responsibilities related to being a partner.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a service for the natural organic reduction of human bodies. Our revenues are therefore dependent upon the market for death services.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our Terramation service will be able to gain traction in the marketplace at a faster rate than our competitors. It is possible that our service will fail to gain market acceptance for any number of reasons. If our services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Return Home, Inc. was formed on February 12, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Return

Home, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our service is dependent on the regulation by state government agencies and other relevant government laws and regulations. Natural Organic Reduction related laws and regulations may be subject to change which may result in the service no longer be economically viable. At such point the Company may no longer wish to provide Terramation™ services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We rely on third-party technology providers to provide chain of custody tracking, as well as monitoring of our systems. Any disruptions of electrical services, our technology, or cyber-attacks either on our technology provider or on Return Home could harm our daily operations, reputation and materially negatively impact our financial condition and business.

Terramation is a new type of death service
Natural Organic Reduction, or Terramation™, is a sustainable and eco-friendly process of transforming human bodies to soil. However, it is legally a "new" process and is significantly different from traditional death services such as embalming and burial in a casket, or the cremation of human remains to ash. The market may not accept Terramation™ at the rate we have projected, or as widely as we expect.

We are competing against traditional death services companies
Terramation™ is the process of transforming human remains into soil, and it has only been recently legalized in Washington state, Colorado, and Oregon. Traditional death services include embalming human remains and burying in a casket, or else cremating the body. The market is accustomed to these traditional methods, and may take a longer period of time to learn about and accept Terramation™.

We are competing with large established death services companies
There are several large death services companies in the United States that control large portions of the market. While we are not aware of them entering the field of Natural Organic Reduction, we anticipate that they will respond if there is a demand. They will be able to bring significant financial resources to compete in this area. They

may also choose to cooperate with a competitor, allowing that competitor immediate access to an established network of funeral homes.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Micah Truman	4,000,000	Common Stock	34.29
Luna Wang	4,000,000	Common Stock	34.29

The Company's Securities

The Company has authorized Common Stock, Series AA Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 625,730 of Common Stock.

Common Stock

The amount of security authorized is 14,666,667 with a total of 9,166,667 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 414,833 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 668,501 shares to be issued pursuant to stock options, reserved but unissued.

Refer to the Amended Articles of Incorporation, attached as Exhibit F for liquidation preferences and dividend rights.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the

Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series AA Preferred Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

Each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Material Rights

Refer to the Amended Articles of Incorporation, attached as Exhibit F, for liquidation preferences, dividend rights, and conversion rights.

Convertible Note

The security will convert into Either preferred or common stock. this will depend on the terms of the round that the convertible note holders choose to convert into. and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,700,000.00
Maturity Date: August 06, 2026
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: The outstanding principal amount of the note automatically converts into shares in an equity financing of $8M or more ("qualified financing"). Otherwise, noteholders may elect to convert in a non-qualified equity financing of preferred stock.

Material Rights

If the Company consummates a Change of Control while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to (i)]the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; provided, however, that upon the written election of the Holder made not less than five days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued

interest into shares of the Company's Common Stock at a conversion price equal to the price per share to be paid by the acquiror in such Change of Control. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,500,000.00
  Number of Securities Sold: 2,500,000
  Use of proceeds: Construction of facility
  Date: March 31, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,700,000.00
  Use of proceeds: Completion of facility, operations
  Date: October 17, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

For 2019 and 2020, Return Home, Inc. was focused on developing its scientific process and machinery. Business did not begin until late June of 2021, when construction of the Return Home facility was completed and it became fully operational. This means that there was no revenue or cost of sales during 2019-2020.

Expenses

The Company's expenses consist of general and administrative expenses, research and development, and other expenses. Total operating expenses rose from $37,030 in 2019 to $186,217 in 2020, an increase of $149,187. The primary driver of this increase was general and administrative expenses increasing by $128,339.

Historical results and cash flows:

Now that Return Home, Inc. is actively doing business, the Company has begun to receive income. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because, prior to June of 2021, funds were used to fabricate our machinery and build the Return Home facility. Our goal is to become cash flow break even in 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 3, 2021, the Company had $406,000 on hand. The Company also has a discretionary $300,000 line of credit, extended by CEO Micah Truman. This line of credit currently has an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important to our company operations. These funds are required to support our marketing intiatives over fiscal year 2022.

We have cash on hand to support our operations and a $300,000 line of credit that we can tap into should it prove necessary.

We may also solicit investment from other sources (venture capital and angel investors) following our crowdfunding initiative.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We do not believe the funds from this campaign are vital to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 7 months at current sales volumes (based off an average of Aug.-Oct. 2021). This is based on a current monthly burn rate of $80,000 for expenses related to salaries, marketing, and basic operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, the Company can be expected to operate for 12-15 months, assuming current revenue levels. Our forecast projects revenues to climb, but given the nascent state of the Terramation™ market, these numbers are hard to predict.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As previously stated, Return Home has a $300,000 line of credit available. It is also likely that we will continue our offering on StartEngine should we meet our initial $1.07M funding goal.

Indebtedness

- **Creditor:** Micah Truman and Luna Wang
  Amount Owed: $557,505.00
  Interest Rate: 5.25%

Maturity Date: January 01, 2031

- **Creditor:** Micah Truman and Luna Wang
  Amount Owed: $350,000.00
  Interest Rate: 6.25%
  Maturity Date: January 01, 2032

- **Creditor:** Convertible Notes
  Amount Owed: $1,700,000.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 2027
  This note is convertible into equity at the next round of investment. It carries an 8% annual simple interest. If the investment amount is under $8M, the note holders are not required to convert. That said, we expect a large proportion of our note holders will convert in the StartEngine round.

- **Creditor:** Micah Truman
  Amount Owed: $165,663.00
  Interest Rate: 6.25%
  Maturity Date: January 01, 2032
  Interest and salary owed to Micah Truman for 2021

- **Creditor:** Land Owner
  Amount Owed: $42,748.00
  Interest Rate: 5.0%
  Maturity Date: June 02, 2050

- **Creditor:** Credit Card
  Amount Owed: $36,330.00
  Interest Rate: 0.0%
  Maturity Date: January 05, 2021

Related Party Transactions

- **Name of Entity:** Micah Truman
  Relationship to Company: Officer, Director, and 20%+ Owner
  Nature / amount of interest in the transaction: $557,505 loan from Micah Truman to the Company.
  Material Terms: $557,505 loan from Micah Truman to the Company at a simple interest of 5.25% and expires on December 31, 2024 and may be extended by mutual agreement by both parties.

- **Name of Entity:** Micah Truman
  Relationship to Company: Officer, Director, and 20%+ Owner
  Nature / amount of interest in the transaction: Micah Truman has lent the

company $350,000.
Material Terms: Micah Truman has lent the Company $350,000 at a simple interest rate of 6.25%. The loan expires on December 31, 2024 but may be extended upon mutual agreement of the company and Micah Truman.

- **Name of Entity:** Micah Truman
Relationship to Company: Officer, Director, and 20%+ Owner
Nature / amount of interest in the transaction: Micah Truman has lent the company $165,663.
Material Terms: Return Home, Inc. will pay to Micah Truman the principal sum together with interest in arrears on the unpaid principal balance at an annual rate equal to 6.25% (six point two five percent) in the manner provided below. Interest shall be calculated on the basis of a year of 365 or 366 days, as applicable, and charged for the actual number of days elapsed. 1. PAYMENTS 1.1 Principal and Interest. The principal amount of this Note shall be due and payable in consecutive monthly installments commencing when Maker is cash flow positive, until paid in full. At no time will payments by Maker under this Note result in Maker being cash-flow negative in such month. Payments under this Note will be made after all regular expenses have been paid by Maker, including current compensation obligations to Holder. Maker shall pay interest on the unpaid principal amount of this Note from the date set forth above until the maturity hereof. Interest shall be payable in arrears on the last Business Day in each quarter, on the date of any prepayment of any such Loan, and at maturity.

Valuation

Pre-Money Valuation: $19,950,000.57

Valuation Details:

Return Home, Inc. set its pre-money valuation based on the following:

Return Home is a pioneer in the natural organic reduction industry. We have developed the first large-scale natural organic reduction facility in the United States and equipped it with custom-designed machinery specific to our industry. Our valuation reflects our unique industry position as the only company in the natural organic reduction space currently operating on scale, with plans for rapid expansion across the United States.

To get here has required 3 years and $4M of investment capital. Recompose, another company in our space has a 10-vessel capacity, and is reportedly raising capital at a $60M pre-money, $75M post-money valuation, which is triple Return Home's valuation. When we first opened, only Washington State had ratified Terramation™. Now, two other states (Oregon and Colorado) have also legalized, and the market is rapidly opening. We are perfectly placed to gain from this expansion.

We are unique in that we are fully built, staffed, and operational. We have already served 27 families and are now actively returning soil back to them. We have also trademarked Terramation™, which is rapidly becoming the standard nomenclature for human composting.

Finally, Return Home is actively serving families across the United States. Our growing reputation enables us to begin scaling rapidly, and our valuation reflects this.

The Company set its valuation internally without a formal third party independent evalution. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock, all outstanding options are exercised, and any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,700,000 in convertible notes outstanding. The convertible note holders will have the option to convert their notes into Common Stock at the time of this Reg CF offering. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.37 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  50.0%
  We will be expanding our team of service and operations professionals and will need to budget accordingly.

- *Working Capital*
  46.5%
  We will need to have funds set aside for working capital.

If we raise the over allotment amount of $1,069,998.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  We will make a powerful marketing push to ensure that the Return Home name is widely associated with our rapidly growing industry. We will primarily focus on digital and public relations.

- *Company Employment*
  30.0%
  We will be staffing on both the operations and services side to increase capacity.
- *Research & Development*
  16.5%
  We will be carefully optimizing our machinery and ensuring that we are at maximum efficiency as business increases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.returnhome.com/ (https://www.returnhome.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/returnhome

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Return Home, Inc.

[See attached]

RETURN HOME, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED
December 31, 2020 and 2019

RETURN HOME, INC.

TABLE OF CONTENTS

HZ CPAs & Advisors, P.C.

To the Board of Directors
Return Home, Inc.
Seattle, Washington

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Return Home, Inc., which comprise the balance sheet as of December 31, 2020, and 2019, and the related statement of income, schedule of general and administrative expenses, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HZ CPAs & Advisors, P.C.

Cypress, California
November 5, 2021

RETURN HOME, INC.

BALANCE SHEET

As of December 31, 2020 and December 31, 2019

ASSETS		2020		2019
Current assets				
Cash and cash equivalents	$	697,163	$	-
Other current assets		13,560		-
Total current assets		710,723		-
Noncurrent assets				
Net property and equipment (Note 3)		570,241		9,764
Land		57,695		-
Security deposit		82,475		-
Total noncurrent assets		710,411		9,764
TOTAL ASSETS	$	1,421,134	$	9,764
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Credit Cards	$	3,740	$	-
Total current liabilities		3,740		-
Long-term liabilities				
Mortgage for Land		47,398		-
Total long-term liabilities		47,398		-
Total liabilities		51,138		-
Stockholders' Equity				
Capital stock		1,593,243		46,794
Retained earning		(223,247)		(37,030)
Total Stockholders' Equity		1,369,996		9,764
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,421,134	$	9,764

The accompanying notes are an integral part of these financial statements.

RETURN HOME, INC.
STATEMENT OF INCOME
For the years ended December 31, 2020 and December 31, 2019

	2020	2019
REVENUES		
Net sales	$ -	$ -
Total revenues	-	-
COSTS		
Cost of goods sold	-	-
Total costs	-	-
Gross profit	-	-
EXPENSES		
General and administrative expenses	153,400	25,061
Research and development expenses	32,058	11,969
Other expenses	561	-
Interest expenses	198	-
Total expenses	186,217	37,030
Net income	$ (186,217)	$ (37,030)
Retained earnings, beginning of the year	(37,030)	-
Retained earnings, end of the year	$ (223,247)	$ (37,030)

The accompanying notes are an integral part of these financial statements.

RETURN HOME, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2020 and December 31, 2019

	2020	2019
Balances at beginning of year	$ 9,764	$ -
New paid in capital	1,546,449	46,794
Net income (loss) for the year	(186,217)	(37,030)
Balances at end of year	$ 1,369,996	$ 9,764

The accompanying notes are an integral part of these financial statements.

RETURN HOME, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
For the years ended December 31, 2020 and December 31, 2019

	2020	2019
EXPENSES:		
Advertising & marketing	$ 24,347	$ 4,420
Bank charges & fees	246	-
Business association membership	8,679	-
Car & truck	96	-
Dues & subscriptions	339	-
Insurance	5,605	-
Internet & phone	1,007	76
Legal & professional services	62,320	19,055
Meals & entertainment	114	-
Office supplies & software	1,771	293
Postage	-	-
Rent & lease	43,120	-
Repairs & maintenance	1,150	-
Taxes, licenses & permits	695	-
Travel	3,032	1,217
Utilities	879	-
Total expenses	$ 153,400	$ 25,061

The accompanying notes are an integral part of these financial statements

RETURN HOME, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2020 and December 31, 2019

	2020	2019
Cash flows from operating activities:		
Increase (decrease) in net assets	$ (186,217)	$ (37,030)
Adjustments to reconcile change in net assets to net cash provided (used) by operating activities:		
Depreciation	-	-
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Other current assets	(13,560)	-
Security deposit	(82,475)	-
Increase (decrease) in liabilities:		
Credit Cards	3,740	-
Mortgage for Land	47,398	-
Net cash provided by operating activities	(231,114)	(37,030)
Cash flows from investing activities:		
Cash used to purchase fixed assets	(618,172)	(9,764)
Cash flows from investing activities:	(618,172)	(9,764)
Cash flows from financing activities:		
Capital contribution	1,546,449	46,794
Net cash provided by financing activities	1,546,449	46,794
Net increase in cash	697,163	-
Cash - beginning of the year	-	-
Cash - end of the year	$ 697,163	$ -

The accompanying notes are an integral part of these financial statements.

RETURN HOME, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF ACTIVITIES

Return Home, Inc. ("Return Home", "the Company"), formerly known as M&L Compost Services, LLC, was originally formed in the State of Washington on June 11, 2019, its principal office located in Seattle, Washington. On February 12, 2020, M&L Compost Services, LLC was transitioned to a corporation - Adamah, Inc. On November 10, 2020, Adamah, Inc. filed name change to Return Home, Inc.

Return Home is the leading green funeral home specializing in gently transforming human remains into rich, fertile soil. It was founded to make earth friendly end-of-life Terramation services available to a broad public. Return Home is a mission-driven company with an absolute commitment to sustainability, respect, simplicity, and affordability. The Company exists to serve those who care about the future of the planet and seek a natural ending for themselves - a return to the earth from which they came.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, Return Home, Inc. considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. On December 31, 2020, the Company had cash deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC).

PROPERTY AND EQUIPMENT
Property and equipment are capitalized at cost on the date of acquisition. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 10 years. Leasehold improvements are depreciated over the tax basis or the useful life. Major additions are capitalized, and repairs and maintenance that do not improve or extend the life of the assets are expensed. When assets are sold or retired their cost and the related accumulated depreciation are removed from the accounts with the resulting gain or loss reflected in the Statement of Income.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. The amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the periods ended December 31, 2020 and 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

REVENUE RECOGNITION

The Companies recognize revenues from selling goods or render services when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonable assured.

INCOME TAXES

Return Home, Inc. is organized as C Corporation. The Company's management believes that it has support for any tax position taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment on December 31, 2020, are comprised of the following:

Description	Cost	Accumulated depreciation	Net book value
Furniture & Fixtures	$ 11,361	$ (0)	$ 11,361
Construction	177,639	(0)	177,639
Equipment	381,241	(0)	381,241
Net property and equipment	$ 570,241	$ (0)	$ 570,241

Property and equipment on December 31, 2019, are comprised of the following:

Description	Cost	Accumulated depreciation	Net book value
Equipment	9,764	(0)	9,764
Net property and equipment	$ 9,764	$ (0)	$ 9,764

Depreciation expense for the year ended December 31, 2020 and 2019 was $0, as the property and equipment were not put in service until June 1, 2021.

NOTE 4 – CONCENTRATION OF CREDIT RISK

Return Home, Inc. maintains its cash account with a local bank. The cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per banking institution. As December 31, 2020, the organization's cash deposits were above the balance insured by the FDIC. Management believes that the organization is not exposed to any significant credit risk related to cash because of the solvency of the bank in which these funds are held.

NOTE 5 - SUBSEQUENT EVENTS

Return Home, Inc.'s management has evaluated subsequent events for the period from December 31, 2020, through November 5, 2021, the date the financial statements were available to be issued. Management did not identify any transactions that require disclosure or that would have an impact on the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Return Home, Inc.

Earth to Earth


return home

Website | Auburn, WA | PROFESSIONAL SERVICES

$0.00 raised

0 Investors	$20M Valuation
$1.71 Price per Share	$247.95 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Return Home is an end of life service that gently transforms the human body into soil after death. Our proprietary Terramation™ process is an innovative, environmentally-positive alternative to traditional death care. Terramation™ turns human remains into soil that supports new life and promotes healthy ecosystems. For centuries, conventional burial and cremation have been the only two choices available, and both are environmentally unsustainable. One cremation alone burns as much fuel as a roundtrip drive from San Francisco to Los Angeles, while in the United States we bury enough wood to build 2,500 homes. Return Home's process is a revolutionary, future-forward alternative that ensures that our last act on earth is to enrich and improve it.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **We built the first large-scale Terramation™ facility in the world** and are prepared to rapidly expand as more states legalize the process.
- **Our facility opened in June 2021, during which time we've served dozens of families.** We've spent the last 3 years investing in and developing a scientific process and proprietary technology that **allows us to transform human remains to soil in just 60 days.**
- The traditional funeral market is a $20 billion industry that offers just two services, burial and cremation. **Meanwhile, 52% of Americans nationwide express interest in green funeral options.**

OVERVIEW

Returning Remains to the Earth Through Terramation™

Return Home's Terramation™ process gently transforms human remains into rich, fertile soil, allowing families an environmentally-positive way to return their loved ones back to the earth.

Return Home has built **the first large-scale Terramation™ facility in the world**. Our Auburn facility is capable of terramating 74 bodies per month, or almost 900 decedents per year. Most importantly, we have a growing, passionate base of supporters who are actively integrating Terramation™ into their death planning, and spreading the word through their social networks.


MAY
2020
TERRAMATION
01:17

As Terramation™ becomes legalized in states across the country, Return Home is prepared to fill this new, expanding market. Based in Auburn just 20 minutes south of downtown Seattle, we are fully operational and preparing to roll out across the U.S. as more states pass legislation.


Benefits of Terramation
Restores and Preserves Land
Conserves Energy
Retains Carbon in Soil
Gentle and Non-Invasive
Reduces Carbon Emissions
Creates Land-Nourishing Soil

THE OPPORTUNITY

A $1B Industry

The timing for Terramation™ could not be better. In May 2019, Washington State Governor Jay Inslee signed SB 5001, which allows for natural organic reduction as a disposition option for human remains. The new law came into effect on May 1, 2020. Washington is the first state to ratify natural organic reduction, and Oregon and Colorado followed suit just one year later. When Massachusetts, Illinois, California, and New York approve Terramation™, this new legislation can open up an enormous market, a 10% share of which would result in yearly revenues of over $350M, and a market value in the $1 billion range.

	Decedents	Market Shares		
		2%	**5%**	**10%**
Washington	56,995	1,140	2,850	5,700
California	268,189	5,364	13,409	26,819
New York	155,358	3,107	7,768	15,536
Colorado	38,063	761	1,903	3,806
Illinois	109,721	2,194	5,486	10,972
Oregon	36,624	732	1,831	3,662
Massachusetts	58,803	1,176	2,940	5,880
Total Decedents	723,753	14,475	36,188	72,375
Terramation Price		$4,950	$4,950	$4,950
Income		$71,651,547	$179,128,868	$358,257,735
Market Value		**$214,954,641**	**$537,386,603**	**$1,074,773,205**

THE PROBLEM

Cremation and Burial are Environmentally Unsustainable

Put simply, most Americans do not have access to an earth-positive death care method. This means that most families must choose between burial and cremation, both of which are environmentally unsustainable.

As of 2020, cremation and burial accounted for 56.1 and 43.9 percent of U.S. disposition, respectively. Cremation is growing at a very rapid clip and is expected to account for 72.8% of total U.S. dispositions by 2030. (Source)

Cremation is growing for a number of reasons. The first is that it is considerably cheaper than burial. Second and most troubling is the fact that many people perceive cremation to be kind to the earth. This couldn't be farther from the truth.


Environmental Impact of Cremation.
360,000 tons of C02/yr emitted from cremation.
28.5 gallons of fuel used per cremation.
534.6 pounds of CO2 per cremation.
Environmental Impact of Burial.
1.6M tons of concrete used for burial.
20M board ft. of hardwoods used every year.
4.3M gallons of embalming fluid used per year.
64,000 tons of steel, 17,000 tons of bronze/copper.

* Source, Source

Excuse the bad pun, but **the way we dispose of our dead is killing us**.


In The United States, Each Year In Graveyards We Bury:
Enough steel to build 2 Aircraft Carriers
Enough wood to build 2,500 homes
Enough embalming fluid to fill 8 Olympic-sized swimming pools

Return Home is leading the charge to provide funeral services that do not squander precious environmental resources.

The Return Home Solution - Terramation™!

We at Return Home believe that when we die, every one of us should have the right to return to the earth without poisoning it.

Our proprietary Terramation™ process transforms human remains into soil in just 60 days. Our research indicates that we require just **10% of the energy normally used during the cremation process to complete one full Terramation™**. Better yet, the soil produced is marvelously fertile and can be used to revitalize the earth. Cremated remains are essentially inert, charred carbon and offer no more nutritional value to the land than a bucketful of sand.

THE MARKET

Innovation in a Large Market

The funeral industry is a $20 billion market. (Source) The business has not had a disposition method become mainstream since cremation was introduced in 1960.

However, the desire for innovation is there, with 52% of adults saying they would be interested in green funeral options. (Source)


The funeral industry is a $20B Market, with the most recent innovation (cremation) being 60+ years old.
But There Is a Need for Innovation
1 Current practices are bad for the environment.
2 52% of adults are interested in green options.

* Source

With legislation in multiple states recently approving Terramation™, a whole new market segment has suddenly opened up. Washington State, Oregon, and Colorado have all officially legalized Terramation™, and California, New York, Illinois, Delaware, and Massachusetts are expected to follow in the next 12-24 months. Return Home is positioned to be the market leader in this expanding sector.



** WA, CO, and OR have all ratified. MA, CA, NY, DE, and IL we believe should ratify in the next 12-24 months.*

THE SOLUTION

Technology to Implement Terramation™ on a Mass Scale

Return Home has built the first large-scale Terramation™ facility in the world, a hi-tech, 11,500 square foot, 74-vessel facility in Washington State, just 20 minutes south of Seattle.

We spent 2.5 years developing our science and bespoke equipment. Our Terramation™ process is fully developed and capable of transforming human remains into soil in just 60 days.

Return Home's state-of-the-art facility is unlike anything currently on the market. Our **HVAC system** (nicknamed 'Octopus') moves oxygen through each of the 74 vessels and out of the facility, all the while constantly monitoring each vessel for temperature and airflow. This information is uploaded to the cloud and monitored by our operations team around the clock.

Almost every piece of equipment in the facility is custom designed and fabricated. Every step in our process has been carefully thought through, and we've created a proprietary technical infrastructure capable of efficiently assisting us through every step of the Terramation™ process.

Our facility is fully operational, and we have already begun accepting decedents and returning soil back to families since June 2021.

We're More Than Just Technology

While we have focused intensively on our scientific process and technical capability, these are actually just a means to a much more important goal.

Visiting Return Home is the brightest thing many of our families experience during some of the darkest times of their lives.

What exactly does this mean?

- **TRANSPARENCY:** Anyone can visit our facility and see what we do first-hand. We are in the business of winning hearts and minds. The more transparent we are, the more people can understand why Terramation™ is so important for the health of our planet.
- **DIGNITY:** Every decedent is treated with love and respect. Our rule is simple - if this was our own mother, brother, grandmother, or son, what would we want for them? This means every decedent gets bathed, their hair washed, and are dressed in a compostable gown. It means that our team gently hits a gong when we close the lid on each vessel, and take time to speak the person's name and wish them a safe journey.
- **INTEGRITY:** We are here to explain every part of the process, and to ensure our families understand how much we value the fact that they trust us with their loved ones. We answer every question be it from a 7-year-old child, or an 85-year-old grandfather of 5.
- Most importantly, **we never forget that our primary purpose is to serve our families at their time of greatest need.** The below video explains just how much this means both to us and the families we serve.


Return Home, the World's Largest Human Composting...
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The Process

Phase 1 - Laying in: The body is placed in a sealed, environmentally controlled vessel and surrounded by an organic mixture composed of sawdust, straw, and alfalfa

Phase 2 - Terramation: The body quickly rises to between 145-160°F, and the microbes in the body become super-active, transforming the body to soil in just 30 days.

Phase 3 - Breathing: The soil is then placed in a separate container and allowed to cool and breathe for a second month.

Phase 4 - Life Grows on: After 60 days, the soil is ready to give back to the family! Any soil the family wishes to donate will be scattered at Return Home's 8 acre greenbelt location.

The terramated remains are then ready to be delivered to the family to use as they wish. The soil can be used to plant a memorial garden, a grove of trees, or donated to nurture land in need of revitalization.



Competitive Landscape and Pricing

Our scientific process and proprietary technology allow us to serve the market on an unprecedented scale.


Return Home: Equipment Design Center
Abbotsford, British Columbia

While there are 3 other companies that offer Terramation™ services, none are yet capable of operating on scale, with a current capacity of 10, 5, and 2 vessels respectively.

Our business model is simple – we charge $4,950 for our Terramation™ service. This includes picking up the body, filing death certificates, transforming the body into soil, and scattering any additional soil on our 8-acre greenbelt location in Kent, WA. We also offer an optional $500 laying-in service.


Transportation of Remains
Filing of Death Certificate
Transforming the Body to Soil
Return of Excess Soil to Land

Why Invest

Leading the Movement for Green Burials

We see this as a significant opportunity to lead the way in the first technological advance in the multi-billion funeral business in 60 years. We intend to be the leading provider of Terramation™ services in the United States.

Washington, Oregon, and Colorado have already ratified Terramation™, and our goal is to move quickly into these markets over the next 24 months. We also expect a number of additional states to ratify in the next 1-2 years, and we will expand to those states as well.

Our Plan

2022 - Invest heavily in marketing, solidifying Return Home as a market leader in Terramation™

2023 - Build 2nd facility in Colorado or Oregon

2024 - Build 3 facilities

2025 - Build 5 facilities

2026 - Build 10 facilities across the U.S.

By 2026, we have set a goal to be running 20 Terramation™ facilities across the country.

Our Team

Return Home's team is truly what sets us apart. We are a group comprised of soil scientists, electrical engineers, funeral directors, compost experts, mechanical engineers, and construction specialists.


Terramation
The transformation of human remains into soil
00:37

Return Home ensures that our last act on this earth is to give back and create new life. We strive to be the brightest thing that happens to families during the darkest times in their lives.

Join us as we provide a gentle, eco-conscious process that allows all of us to Return Home when we die.


"I bequeath myself to the dirt to grow from the grass I love
If you want me again look for me under your boot-soles"
- Walt Whitman

In the Press

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Meet Our Team



Micah Truman

CEO & Director

Micah's is a lifelong leader and entrepreneur. Driven to create a company expressly designed to ensure a sustainable future, Micah headed the teams responsible for developing Return Home's proprietary Terramation™ process to ensure that environmentally friendly end-of-life options as finally available to the general public.

A Seattle-native and experienced international entrepreneur, Micah's spent years living in Asia running several online technology companies before founding AsiaWise, an international real estate investment company.

Micah is a graduate of Oberlin College and has been featured in The New York Times, Inc. Magazine, Seattle Times, Chicago Tribune, and on National Public Radio.



Steve Calson

Operations Director

Steve maintains the operational integrity of Return Home's Terramation systems. A specialist at managing complex systems in highly demanding environments, Steve holds a degree in chemistry from the University of Oregon, and has extensive background in engineering including design, manufacturing and quality control across multiple industries.

"I want to leave a healthy planet for my grandkids and their children to live," says Steve. "Return Home's Terramation system reduces our environmental impact on the planet and I enjoy being part of something that helps our world."



Brie Smith

Services Director

Brie is responsible for all at-need death care including services, arrangements, ceremonies, and ensuring families wishes are fulfilled with dignity and respect. She also leads Return Home's educational outreach efforts with the funeral industry.

Brie is a licensed funeral director and embalmer in Washington state, and has served two terms as the President of the Puget Sound Funeral Directors Association where she remains actively involved. She has worked in the funeral industry since 2011, graduating with honors from MCC's Mortuary Science Program in 2014.

"People deserve a natural end-of-life choice," says Brie. "After witnessing the gentle transformation of Terramation, I knew I wanted to educate others about this new alternative that will bring so many people peace and comfort."



John Paul, Ph.D.

Lead Scientist

John is recognized as one of the most experienced mortality composters in the world. His work with animal mortalities has been widely documented, and some of his Youtube videos have garnered over 750,000 views.

John has a PhD in soil microbiology and biochemistry and worked as a Waste Management scientist for Agriculture and Agri-Food Canada from 1991 to 1998.

Dr. Paul was the chief achitect of Return Home's Terramation™ system, developing both the process and our unique 'in vessel' system.



Raphael Hamm

Mechanical Lead

Raph Hamm is in charge of designing and developing all of Return Home's unique Terramation™ equipment. He has a diploma in Mechanical Engineering Technology from British Columbia Institute of Technology and has worked extensively in the oil and gas and the automotive industry.

Raph was instrumental in designing and having our equipment manufactured. He now spends his time with us optimtimizing our systems, making sure they are working at maximum efficiency.



Katey Houston

Services Manager

Katey is a funeral director and embalmer, licensed in both Britain and the United States. She is responsible for caring for our families, and ensuring that their loved ones are given the utmost care and love.

Katey is a graduate of both Lake Washington Technical College in the U.S., and the Salisbury College of Funeral Sciences in Britain. She has worked in the funeral industry for 10 years.

A strong proponent of equal and accessible deathcare, Katey serves on the board of directors with Washington State Funeral Directors Association, helping to shape the profession of the future.



Chris Stone

Operations Technician

Chris works hard to ensure that our Terramation™ process works flawlessly every time. Chris is highly experienced, and previously worked for 5 years both as a cremationist, and as a removal technician.



Sam Bosgra

Manufacturing Lead

Sam Bosgra is responsible for working closely with our engineering and scientific teams to fabricate all of the bespoke Terramation™ machinery Return Home currently uses. He specializes in developing, testing, and perfecting machinery for the agricultural industry. Sam has worked with the agricultural industry for decades, and in the composting industry since 1994.



Courtney Norris

Construction Lead

Courtney was responsible for building the entire Return Home facility, and works with the Return Home team to continually improve our unique 11,500 sqf Terramation™ space. Courtney worked closely with our architects, engineers, HVAC specialists and soil scientists to build our unique facility. With over 20 years experience, Courtney's communication and knowledge of the building industry allow focus to be directed at construction quality, schedules, and budgets.

Offering Summary

Company	:	Return Home, Inc.
Corporate Address	:	4146 B Pl NW, Auburn, WA 98001
Offering Minimum	:	$9,998.37
Offering Maximum	:	$1,069,998.30
Minimum Investment Amount (per investor)	:	$247.95

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,847
Maximum Number of Shares Offered	:	625,730
Price per Share	:	$1.71
Pre-Money Valuation	:	$19,950,000.57

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Blossom ($500 investment)

- 'I'd Rather be Compost' t-shirt

Daisy ($1,000 investment)

- 'I'd rather be Compost' t-shirt
- $200 discount on purchase of Terramation™ service, transferrable to the family of your choice

Orchid ($5,000 investment)

- 'I'd rather be Compost' t-shirt
- $1,000 discount on purchase of Terramation™ service, transferrable to the family of your choice

Magnolia ($10,000 investment)

- 'I'd rather be Compost' t-shirt
- $2,000 discount on purchase of Terramation™ service, transferrable to the family of your choice

Evergreen ($25,000 investment)

- 'I'd rather be Compost' t-shirt
- $2,000 discount on purchase of Terramation™ service, transferrable to the family of your choice
- 10% bonus shares

Sequioia ($50,000 investment)

- 'I'd rather be Compost' t-shirt
- 10% bonus shares
- Trip for 2 to Seattle to receive a personal guided tour of the Return Home facility from CEO Micah Truman
- Free Terramation™ service, transferrable to the family of your choice

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Return Home, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.71 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $171. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Return Home, Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Header Video

Every human being on the planet has something in common. We're all going to die. Modern burial and cremation ensure that the last thing we do on this earth is pollute it . In the case of burial, the body is often embalmed and put in a coffin. The coffin is then placed in the ground, and the hole is lined with rebar and cement where the body then leaches poison into the earth for a century. In the case of cremation, all the good things the body could give the earth are instead blasted straight up into the atmosphere as greenhouse gases. There's a better way. Our company, Return Home, has come up with a solution. We have developed a system called Terramation™, which uses the microbes in the body to gently transform human remains into soil. This occurs in the natural world all the time. We just make it happen faster. When we're done, we'll return the soil to you, and you can use it however you want, wherever you want. Scatter it in a place that's sacred to you or plant a tree, or we'll donate it to an area in need of reforestation. Return Home exists to ensure that your last act on this planet is to give back to the earth. We think of this as paying the gift of life forward giving meaning to a life well-lived. This is why we're here and why we look forward to serving you.

Overview Section Video

In May of 2020, Washington State legalized natural organic reduction, the first law of its kind on the planet. We call it Terramation™, and it is the process by which human remains are transformed into rich, fertile soil. Here's how Terramation™ works. First, the body is placed in a vessel along with alfalfa and sawdust. What happens next is nothing short of amazing. Oxygen flows through the vessel, which stimulates microbes in the body to become super active. These microbes quickly transform the body into organic matter. This process happens in the natural world all the time. We just make it happen faster. In just 60 days, the body is transformed to soil. At this point, the soil is then ready for delivery to the family. It is rich in life giving nutrients and marvelously fertile, yours to return to the earth however you want, wherever you want. The Earth deserves better. What do you want your last act on it to be?

The Solution Section Video

We have a tendency to think that the way things are done now is the way it's always been, but that's just not the case.

Embalming and burial is 150 years old in its current form, and cremation has been extensively used only for the last 50, and frankly, both are not overly kind to the earth.

Officially, the process is known as natural organic reduction, and we call it Terramation™. It really is simply the transformation of human remains into soil.

We think it's incredibly important. It's vital that we reduce greenhouse gases and toxins going into our environment for future generations.

It's often said that what we do is is a little bit weird, but on our side, we think that it's saving the world. It's making the world a better place.

Can this process be done? The answer is yes. We've seen incredible interest across the country in what we're doing.

Was it easy? No, it has taken us a long time and a great deal of effort to get where we are.

Micah first called me in June 2019. He heard that I was involved with animal mortality composting, and he said how do you feel about composting humans? Do you think we can do it? And my response was technically it's possible. We've had lots of experience with it. Obviously, with a human, it's a little bit different. When we think about composting humans, there's the whole respect for the dignity of the body and respect for the family in the process, so there's a whole lot of other non-scientific parts to that as well.

Honestly, until I got involved with this project, I hadn't really thought too much about death care or the industry, and it wasn't really something that was on my radar. I don't consider myself that old. In any event, I think the importance of this project is that the process of terramation is as close as you could get to the actual natural process and the impact to the environment will be nothing but positive from this.

Everything we do is designed to accelerate what nature already does so well. We lay a bed of organics: straw, alfalfa, and sawdust into the vessel about this high. The body is then placed on top of it, and then, we fill the rest of the vessel with organics again. The lid is closed and the vessel is brought to front of house where it sits for about a month. During that period of time, the microbes in the body become hyper-active, and they rapidly transform the body into soil. At the end of that month, we separate out the soil from the bone. We reduce the bone exactly as it is typically done in cremation, reintroduce it to the soil, and let it sit for a second month. So, at the end of a two-month period, we have soil that we can then give back to the family.

To me, the process of Terramation™ is really important and returning organic matter and nutrients back to the soil is really good for the health of our planet. We've lost half of our organic matter worldwide, and without organic matter, we won't be alive on this planet, so we do have to work at recycling organic matter and nutrients.

It's been an interesting mix of a lot of things I'm familiar with and a rather abrupt adjustment in terms of, I guess, the subject matter for a lack of a better term. Knowing that we are doing work that's going to have a lasting impact on the environment and the industry that is currently death care, it's a bit sobering, and in a sense as an engineer, you work from a very rational frame point, and you're very cerebral, but every once in a while, you realize what you're involved with and it definitely makes you pause and think.

I think Return Home wants to shake up the narrative that death is something that can't be discussed openly. To be able to inform people on what might be their final act on earth is -- it's empowering for us, but it's also empowering for the people we're talking to.

It's incredibly important that we have an honest talk about dying, and frankly, it makes people uncomfortable. Sometimes it makes me uncomfortable. I don't always want to do it, but the fact is that when we cremate and we bury, there are consequences to it, and we need to understand what those consequences are, and people have to make these choices, and those choices must be informed, and the only way that's going to happen is through honest discussion.

Return Home is not like other funeral homes because we don't offer traditional funeral services, and we've been seeing and developing new rituals around the Terramation™ process because it is so different from what already exists.

Sometimes, people will bring in letters or flowers to leave in their loved one's vessel as a final goodbye, or they decorate the vessel and then come visit a few times. Those are the new services that we're encouraging people to participate in.

We want them to feel welcome to come visit the facility and pay their respects to their loved one anytime they want. I see it as kind of like a temporary mausoleum where they're here, and then, they move on to the next phase.

There's a great deal more to this process than simply the transformation of human remains into soil. The soil has to go somewhere, and it has to go somewhere that helps the earth because that's really the whole point.

To that end, Return Home has purchased an eight-acre greenbelt parcel, and on it, we can put any soil that the families wish to donate from their loved ones.

I think this is a really sacred thing to people, and I think they really do need to know that their loved one has gone back to the earth, and that the cycle of life has been maintained.

Why Invest Video

We think it's incredibly important. It's vital that we reduce greenhouse gases and toxins going into our environment for future generations.

It's often said that what we do is a little bit weird, but on our side, we think that it's saving the world. It's making the world a better place.

Can this process be done? The answer is yes. We've seen incredible interest across the country in what we're doing.

Was it easy? No, it has taken us a long time and a great deal of effort to get where we are.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Office of the Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 11/10/2020
Effective Date: 11/10/2020
UBI #: 604 576 875

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
RETURN HOME, INC.

UBI Number:
604 576 875

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:

Principal Office Mailing Address:

Expiration Date:
02/28/2022

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
02/12/2020

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS NAME

Business Name:
RETURN HOME, INC.

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

REGISTERED AGENT

Registered Agent Name	Street Address	Mailing Address

MENDEL OWENS PS	6523 CALIFORNIA AVE SW STE 216, SEATTLE, WA, 98136-1833, UNITED STATES	6523 CALIFORNIA AVE SW STE 216, SEATTLE, WA, 98136-1833, UNITED STATES

REGISTERED AGENT CONSENT

Customer provided Registered Agent consent? - Yes

DURATION

Duration:
PERPETUAL

CORPORATE SHARES – AMENDED

Number of Authorized shares:
14166667
Class of Shares:
Common Stock: Yes Preferred Stock : Yes

PREFERRED STOCK

Document Type	Source	Created By	Created Date
No Value Found.			

Did your share information change? No
Implementation plan for change:

ADOPTION OF ARTICLES OF AMENDMENT

Board of Directors (shareholder action was not required)

EFFECTIVE DATE

Effective Date:
11/10/2020

DATE OF ADOPTION

Date of Adoption:
11/08/2020

RETURN ADDRESS FOR THIS FILING

Attention:
FRASER MENDEL

Email:
FRASERMENDEL@MENDELOWENS.COM

Address:
6523 CALIFORNIA AVE SW STE 216, SEATTLE, WA, 98136-1833, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date
No Value Found.			

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
No Value Found.	

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
ENTITY

First Name:
FRASER

Last Name:
MENDEL

Entity Name:
MENDEL OWENS PS

Title:
PARTNER

ADAMAH, INC.

ARTICLES OF INCORPORATION

Adamah, Inc., a corporation organized and existing under and by virtue of the provisions of the Washington Business Corporation Act (Revised Code of Washington, Title 23B) (the "***Washington Business Corporation Act***"), does hereby certify as follows.

ARTICLE I: NAME.

The name of this corporation is Adamah, Inc. (the **"*Corporation*"**).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Washington is c/o 1001 4th Ave, Ste 4322, Seattle, Washington 98154, in King County. The name of its registered agent at such address is Mendel Owens PS.

ARTICLE III: DEFINITIONS.

As used in these Articles of Incorporation (the "Articles"), the following terms have the meanings set forth below:

"***Original Issue Price***" means $0.60 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Washington Business Corporation Act.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 11,666,667, consisting of (a) 9,166,667 shares of Common Stock having no par value, and (b) 2,500,000 shares of Preferred Stock having a stated value of $0.60 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of these Articles, all shares of the Preferred Stock of the Corporation are hereby designated "***Series AA Preferred Stock***".

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Amount Received: $200.00

ARTICLES OF AMENDMENT

NAME OF CORPORATION: Adamah, Inc.
UBI NUMBER: 604 576 875
AMENDMENTS ADOPTED: 2/19/2020

AMENDMENT TO ARTICLES ON FILE:

Change authorized shares (paragraph 1 of Article V):

The total number of shares of all classes of stock that the Corporation has authority to issue is 14,166,667, consisting of (a) 11,666,667 shares of Common Stock having no par value, and (b) 2,500,000 shares of Preferred Stock having a stated value of $0.60 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of these Articles, all shares of the Preferred Stock of the Corporation are hereby designated "Series AA Preferred Stock".

Work Order #: 2020021900099165 - 1
Received Date: 02/19/2020
Amount Received: $50.00

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in these Articles.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of

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shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

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2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of these Articles, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of these Articles, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The initial Board of Directors of this corporation consists of two (2) directors. These initial directors shall serve until the election and qualification of their successors. The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Articles) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Articles of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or

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(f) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in these Articles.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of

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the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of these Articles and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in these Articles shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock

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will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

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3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of these Articles and furnish to each holder of such series of Preferred Stock a certificate setting

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forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in these Articles, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock

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otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character

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of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. <u>Notices</u>. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Washington Business Corporation Act, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

A distribution can be made without regard to any preferential dividends arrears amount or any preferential rights amount in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by these Articles or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by these Articles, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Washington, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Washington at such place or places as may be designated from time to time by the Board or in the Bylaws.

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ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (ii) conduct which violates RCW 23B.08.310 of the Washington Business Corporation Act, pertaining to unpermitted distributions to shareholders or loans to directors, or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the Washington Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which Washington Business Corporation Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Washington Business Corporation Act.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE IX. INCORPORATOR

The name and address of the incorporator is as follows:

Work Order #: 2020020700075524 - 1
Received Date: 02/07/2020
Amount Received: $200.00

Name: Fraser Mendel
Mendel Owens PS
1001 4th Ave, Suite 4322
Seattle, WA 98154

DATED this 7th day of February, 2020

Fraser Mendel

* * * * *

Work Order #: 2020020700075524 - 1
Received Date: 02/07/2020
Amount Received: $200.00

WASHINGTON
Secretary of State
Corporations & Charities Division

Filed
Secretary of State
State of Washington
Date Filed: 01/18/2022
Effective Date: 01/18/2022
UBI #: 604 576 875

ARTICLES OF AMENDMENT

BUSINESS INFORMATION

Business Name:
RETURN HOME, INC.

UBI Number:
604 576 875

Business Type:
WA PROFIT CORPORATION

Business Status:
ACTIVE

Principal Office Street Address:
6523 CALIFORNIA AVE SW STE 216, SEATTLE, WA, 98136-1833, UNITED STATES

Principal Office Mailing Address:
6523 CALIFORNIA AVE SW STE 216, SEATTLE, WA, 98136-1833, UNITED STATES

Expiration Date:
02/28/2023

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/Registration Date:
02/12/2020

Period of Duration:
PERPETUAL

Inactive Date:

Nature of Business:

BUSINESS TYPE

Current Business Type:
WA PROFIT CORPORATION

Amend Business Type:

BUSINESS NAME

Business Name:
RETURN HOME, INC.

REGISTERED AGENT

Registered Agent Name	Street Address	Mailing Address
MENDEL OWENS PS	6523 CALIFORNIA AVE SW STE 216, SEATTLE, WA, 98136-1833, UNITED STATES	6523 CALIFORNIA AVE SW STE 216, SEATTLE, WA, 98136-1833, UNITED STATES

REGISTERED AGENT CONSENT

Customer provided Registered Agent consent? - Yes

ADOPTION OF ARTICLES OF AMENDMENT

DURATION

Duration:
PERPETUAL

EFFECTIVE DATE

Effective Date:
01/18/2022

DATE OF ADOPTION

Date of Adoption:
01/10/2022

CORPORATE SHARES – AMENDED

Number of Authorized shares:
17166667
Class of Shares:
Common Stock: Yes Preferred Stock : Yes

PREFERRED STOCK

Document Type	Source	Created By	Created Date
No Value Found.			

Did your share information change? No
Implementation plan for change:

RETURN ADDRESS FOR THIS FILING

Attention:
FRASER MENDEL

Email:
FRASERMENDEL@MENDELOWENS.COM

Address:
6523 CALIFORNIA AVE SW PMB 216, SEATTLE, WA, 98136-1833, UNITED STATES

UPLOADED DOCUMENTS

Document Type	Source	Created By	Created Date

UPLOAD ADDITIONAL DOCUMENTS

Name	Document Type
No Value Found.	

EMAIL OPT-IN

☑ I hereby opt into receiving all notifications from the Secretary of State for this entity via email only. I acknowledge that I will no longer receive paper notifications.

AUTHORIZED PERSON - STAFF CONSOLE

☑ Document is signed.

Person Type:
ENTITY

First Name:
FRASER

Last Name:
MENDEL

Entity Name:
MENDEL OWENS PS

Title:
ATTORNEY

EXHIBIT G

TESTING THE WATERS MATERIALS

startengine

Richard Hanson III <richard@startengine.com>

Fwd: Friends, Family and Fans: Join Our Green Death Care Revolution! 🌎

1 message

Micah Truman <mtruman@returnhome.com> Thu, Jan 6, 2022 at 2:58 PM
To: Richard Hanson <richard@startengine.com>

Begin forwarded message:

From: Micah Truman <mtruman@returnhome.com>
Subject: Friends, Family and Fans: Join Our Green Death Care Revolution! 🌎
Date: January 6, 2022 at 2:01:45 PM PST
To: mtruman@returnhome.com
Reply-To: Micah Truman <mtruman@returnhome.com>

View in browser

return home

Dear Friends, Family, and Fans,

As most of you know, Return Home gently transforms human remains into soil, ensuring that our last act on earth is to enrich and improve it. We opened in June of 2021, and since then we have served dozens of families. It has truly been life changing. In case you haven't seen it, please check out our introductory movie here. For our mission, click here, and for an explanation of how we will change the world click here.

Our facility is built and our systems are working beautifully. We are now preparing for expansion, and are about to commence our 2022 fundraising campaign! After much consideration, we have decided to raise our next round through StartEngine (www.startengine.com), one of the largest equity crowdfunding platforms in existence. StartEngine is headed up by Kevin O'Leary, otherwise known as Mr. Wonderful on Shark Tank. **The raise kicks off in just 4 days, and will launch on January 10!**

We are first opening the raise to friends, family, and people that have followed us closely this last year. In appreciation of your support, investors who come in early will receive a 10% share bonus. Feel free to forward to others who may be interested!

Finally, we would like to thank you all for your support! We are incredibly excited to be both revolutionizing the death care industry, and creating a company that ensures a better world for future generations. Together we can make a difference!

Warmest Regards,

Micah Truman
CEO, Return Home
O: (206) 888-HOME (4663)
F: (206) 395-7151
C: (206) 403-5709
E: mtruman@returnhome.com
W: www.returnhome.com

P.S. Should you, your family or friends be interested in visiting us, please do not hesitate to contact us at (206) 888-HOME (4663) to make a reservation. We would be delighted to take you through our facility!

Richard Hanson III <richard@startengine.com>

Fwd: 30 days until we launch on StartEngine. 👉

1 message

Micah Truman <mtruman@returnhome.com> Wed, Jan 12, 2022 at 11:55 AM
To: Richard Hanson III <richard@startengine.com>

RIchard please find appended below the email just sent out to the same group we reached out to earlier. **We are now assuming that we are will be able to launch our crowdfunding raise on StartEngine 30 days from today, which is Feb 11, 2022.**

Please confirm.

Best, Micah

Micah Truman
CEO, Return Home
O: (206) 888-HOME (4663)
F: (206) 395-7151
C: (206) 403-5709
E: mtruman@returnhome.com
W: www.returnhome.com

4146 B Pl NW
Auburn, WA, 98001

Check out the Return Home introductory movie here

Begin forwarded message:

From: Micah Truman <mtruman@returnhome.com>
Subject: 30 days until we launch on StartEngine. 👉
Date: January 12, 2022 at 11:45:55 AM PST
To: mtruman@returnhome.com
Reply-To: Micah Truman <mtruman@returnhome.com>

View in browser

return home

Dear Friends, Family, and Fans,

Thanks to many of you who reached out to us Monday. We have recently been notified

that our StartEngine raise will need to hold for an additional 30 days as we finalize our filing with the SEC. We'll be back to you with follow-up just as soon as we are live!

As most of you know, Return Home gently transforms human remains into soil, ensuring that our last act on earth is to enrich and improve it. We opened in June of 2021, and since then we have served dozens of families. It has truly been life changing. In case you haven't seen it, please check out our introductory movie here. For our mission, click here, and for an explanation of how we will change the world click here.

Our facility is built and our systems are working beautifully. We are now preparing for expansion, and are about to commence our 2022 fundraising campaign! After much consideration, we have decided to raise our next round through StartEngine (www.startengine.com), one of the largest equity crowdfunding platforms in existence. StartEngine is headed up by Kevin O'Leary, otherwise known as Mr. Wonderful on Shark Tank.

We are first opening the raise to friends, family, and people that have followed us closely this last year. In appreciation of your support, investors who come in early will receive a 10% share bonus. Feel free to forward to others who may be interested!

Finally, we would like to thank you all for your support! We are incredibly excited to be both revolutionizing the death care industry, and creating a company that ensures a better world for future generations. Together we can make a difference!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Warmest Regards,

Micah Truman
CEO, Return Home
O: (206) 888-HOME (4663)
F: (206) 395-7151
C: (206) 403-5709
E: mtruman@returnhome.com
W: www.returnhome.com

P.S. Should you, your family or friends be interested in visiting us, please do not hesitate to contact us at (206) 888-HOME (4663) to make a reservation. We would be delighted to

take you through our facility!